Mail Stop 4561

December 22, 2008

By U.S. Mail and Facsimile to (561) 514-0832

Michael Anthony
President, Chief Executive Officer and Director
Ravenwood Bourne, Ltd.
330 Clematis Street
Suite 217
West Palm Beach, Florida 33401

Re: Ravenwood Bourne, Ltd.
    Amendment No. 1 to Registration Statement on Form 10-SB
    Filed December 11, 2008
    File No. 0-53270

Dear Mr. Anthony:

We have reviewed your amendment and have the following comment. As indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements
General

1.   Please revise to update your financial statements pursuant to Rule 8-08 of Regulation S-X.

*   *   *

<u>Closing Comments</u>

       As appropriate, please amend your registration statement in response to this comment. You may wish to provide us with marked copies of the amendment to expedite our review.

       You may contact Hugh West, Accounting Branch Chief at (202) 551-3872 if you have questions regarding the financial statements and related matters. Please contact Gregory Dundas at (202) 551-3436 or me at (202) 551-3698 with any other questions.

                               Sincerely,

                               Mark Webb
                               Legal Branch Chief

cc: (by facsimile)
        Laura Anthony
        Legal & Compliance, LLC